FOR IMMEDIATE RELEASE                                                  NEWS


                                                 Contact:  Thomas C. Franco
                                                           Rohit J. Menezes
                                                             (212) 229-2222


          HOMELAND STORES CONTINUES NEGOTIATIONS WITH BONDHOLDERS




NEW YORK, March 1, 1996 - Homeland Stores, Inc. announced today that it is continuing negotiations with a committee of bondholders, representing approximately 80% of the company's debt, regarding the restructuring of the company. The committee of bondholders stated that it is hopeful that an agreement with the company will be reached shortly.

     The bondholder committee also stated that while negotiations are proceeding, it will not exercise any contractual or other remedies in response to the company's decision not to make the scheduled interest payment on its outstanding public debt, due March 1, 1996.

     Homeland, a private company, is the leading supermarket chain in the Oklahoma, southern Kansas, and Texas panhandle region.